Exhibit 99.1

Virax Biolabs Launches Portfolio of Immune Profiling Solutions Evaluating Adaptive Immunity in Post-Viral Syndromes at ESCMID Global 2024

LONDON, April 25, 2024 /PRNewswire/ -- Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company"), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, announced today the launch of ImmuneSelect (“ImmuneSelect”) within the ViraxImmuneTM T-Cell diagnostic platform for research-use-only (“RUO”), at the European Society of Clinical Microbiology and Infectious Diseases Global 2024 (ESCMID) Congress, which is taking place from April 27th to April 30th, 2024, in Barcelona, Spain. The Company is hosting at Booth F43, and management will be available for discussions with research organizations and potential partners.

“We are very pleased to launch ImmuneSelect, an important portfolio of immune profiling solutions within our ViraxImmuneTM T-Cell diagnostic platform,” commented Mr. James Foster, Chief Executive Officer of Virax Biolabs. “The launch marks a significant milestone for Virax as it brings us a step closer to commercializing ViraxImmuneTM as a full In-Vitro-Diagnostic product.”

ImmuneSelect is the Company’s new portfolio of immune profiling solutions dedicated to investigating adaptive immunity. ImmuneSelect is developed to evaluate T-Cell driven immunity and to aid in the understanding and early characterization of symptoms associated with post-viral syndromes, including Long COVID.

Products within the ImmuneSelect brand are for research and investigational use only and are not intended to be used as a diagnostics tool. The ImmuneSelect portfolio includes peptide pools covering epitopes from pathogens linked to post-viral syndromes. These include pools for SARS-CoV-2, SARS-CoV-2 MHC-1 (“CD8”), Lyme Disease, Cytomegalovirus (“CMV”), Respiratory Syncytial Virus (“RSV”) and Epstein-Barr Virus (“EBV”). ImmuneSelect’s Recombinant Antibodies target cytokines and biomarkers, and they are available in different versions unconjugated to be tested on a range of applications including Flow Cytometry, ELISA and ELISpot/Fluorospot. ImmuneSelect is affordable, easy to use, and is compatible with most standard laboratory equipment.

Dr. Nigel McCracken, Ph.D., the Chief Operations Officer of Virax Biolabs said, “We believe there is great potential to utilize T-Cell diagnostics to help detect underlying post-viral infections by initially measuring the body’s adaptive immune resistance to infections and then monitoring the potential progression of an individual’s T-Cell functions following chronic antigen stimulation.”

About Post-Viral Syndromes

Post-viral syndromes are a wide range of complex conditions involving physical, cognitive, emotional, and neurological difficulties that vary in severity over time. These conditions frequently lead to a sense of tiredness and weakness, pain, difficulty concentrating and headaches that linger after the viral infection has cleared. Various microbial and viral infections have been identified as possible triggers for post-viral syndromes, including SARS-COV-2, Epstein-Barr Virus, Cytomegalovirus, Human Herpesvirus, Enteroviruses, HPV and Zika, among others. Long COVID represents a significant public health challenge in the post-COVID-19 era with around 10% of SARS-COV-2 infections leading to Long COVID with over 60 million people around the world suffering from ongoing symptoms.

The exact underlying reason why people suffer from post-viral syndromes is not fully understood, however several factors are believed to play a role. These factors include problems with the immune system, such as ongoing chronic inflammation, autoimmunity, improper functioning of T-Cells and sometimes the reactivation of viruses that were previously dormant in the body. Currently, there are no reliable diagnostics for the early detection of post-viral syndromes, including Long COVID.

About Virax Biolabs Group Limited.

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2023. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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